SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 5)

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $1.00
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            September 13, 1995
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                2,455,285

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           2,455,285

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 2,455,285

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           15.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              2,455,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               15.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Harold Blumenstein
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER             100,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        100,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              100,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 0.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     James Grosfeld
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                             PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              155,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         155,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               155,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    1.0%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                       IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Richard Ravitch
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                            PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              10,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         10,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON               10,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   0.06%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Cliff Greenberg
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                    PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               50,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          50,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                50,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     David Sachs
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                    PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          5,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                5,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.03%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Jonathan Vannini
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                    PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               231,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          231,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                231,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    1.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Carl Bennett
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                                          PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               2,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          2,500

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                2,500

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.02%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D, initially filed on January 20, 1992, as amended by Amendment No. 1 filed on April 5, 1995, Amendment No. 2 filed on July 18, 1995, Amendment No. 3 filed on August 11, 1995 and Amendment No. 4 filed on August 31, 1995 by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), and by Howard P. Berkowitz, the managing partner of the Partnership, relating to the common stock, par value $1.00 per share (the "Common Stock"), of ADDINGTON RESOURCES, INC., a Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 (the "Company") is hereby amended by this Amendment No. 5 to the Schedule 13D as follows:

Item 2.     Identity and Background.

            Item 2 is hereby supplemented by the addition of the following:

            Mr. Greenberg's present principal occupation is as a general partner of the Partnership. The business address of Mr. Greenberg is 888 Seventh Avenue, New York, New York 10106.

            Mr. Sachs's present principal occupation is as a limited partner of the Partnership. The business address of Mr. Sachs is 888 Seventh Avenue, New York, New York 10106.

            Mr. Vannini's present principal occupation is as a general partner of the Partnership. The business address of Mr. Vannini is 888 Seventh Avenue, New York, New York 10106.

            Mr. Bennett's present principal occupation is as a limited partner of the Partnership. The business address of Mr. Bennett is 888 Seventh Avenue, New York, New York 10106.

            None of Messrs. Greenberg, Sachs, Vannini or Bennett has, during the last five years.

            A. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented by the addition of the following:

          The source of funds for the purchase reported in Item 4 below was the personal funds of the respective individuals: (i) the total amount of funds used by Mr. Grosfeld to purchase his 100,000 shares of Common Stock is $900,000, (ii) the total amount of funds used by Mr. Blumenstein to purchase his 100,000 shares of Common Stock is $900,000, (iii) the total amount of funds used by Mr. Ravitch to purchase his 10,000 shares of Common Stock is $90,000, (iv) the total amount of funds used by Mr. Greenberg to purchase his 50,000 shares of Common Stock is $450,000; (v) the total amount of funds used by Mr. Sachs to purchase his 5,000 shares of Common Stock is $45,000, (vi) the total amount of funds used by Mr. Vannini to purchase his 231,000 shares of Common Stock is $2,079,000, and (vii) the total amount of funds used by Mr. Bennett to purchase his 2,500 shares of Common Stock is $22,500.




Item 4.     Purpose of Transaction.

            Item 4 is hereby supplemented by the addition of the following:

            On September 13, 1995, each of the reporting persons (with the exception of the Partnership and Mr. Berkowitz) (each, a "Purchaser") acquired from the Partnership the number of shares of Common Stock set forth adjacent to such Purchaser's name: (i) Mr. Grosfeld acquired 100,000 shares of Common Stock, (ii) Mr. Blumenstein acquired 100,000 shares of Common Stock, (iii) Mr. Ravitch acquired 10,000 shares of Common Stock, (iv) Mr. Greenberg acquired 50,000 shares of Common Stock, (v) Mr. Sachs acquired 5,000 shares of Common Stock, (vi) Mr. Vannini acquired 231,000 shares of Common Stock, and (vii) Mr. Bennett acquired 2,500 shares of Common Stock, each from the Partnership for a purchase price of $9.00 per share. The purchase price for each share of Common Stock was $9.00 per share; however, each Purchaser may be obligated to pay an additional $1.00 per share if such Purchaser disposes of Common Stock on or prior to August 31, 1997 for a price in excess of $25 per share.

            Messrs. Blumenstein, Ravitch, Sachs and Bennett are limited partners of the Partnership. Messrs. Greenberg and Vannini are general partners of the Partnership. Certain members of Mr. Grosfeld's family and certain trusts affiliated with Mr. Grosfeld are limited partners of the Partnership.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby supplemented by the addition of the following:

            (a) As of the date of this filing, each of the reporting persons beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the number of shares of the Common Stock set forth adjacent to such reporting person's name: (i) the Partnership - 2,455,285 shares (15.4% of the outstanding shares of Common Stock), (ii) Mr. Blumenstein - 100,000 shares (0.6% of the outstanding shares of Common Stock), (iii) Mr. Grosfeld - 155,000 shares (1.0% of the outstanding shares of Common Stock), (iv) Mr. Ravitch - 10,000 shares (0.6% of the outstanding shares of Common Stock), (v) Mr. Greenberg - 50,000 shares (0.3% of the outstanding shares of Common Stock), (vi) Mr. Sachs - 5,000 shares (0.03% of the outstanding shares of Common Stock), (vii) Mr. Vannini - 231,000 shares (1.5% of the outstanding shares of Common Stock), and (viii) Mr. Bennett - 2,500 shares (0.02% of the outstanding shares of Common Stock) (in each case, based upon 15,923,651 shares of Common Stock reported to be outstanding by the Company as of August 13, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995).

            (b) Each reporting person has the power to vote and dispose of the number of shares of Common Stock set forth next to such reporting person's name in paragraph (a) of this Item 5, and no reporting person has the power to vote or dispose of any shares of the Common Stock set forth in paragraph (a) of this Item 5 as beneficially owned by another reporting person, other than with respect to shares beneficially owned by the Partnership, which power to vote and dispose of such shares may be exercised by its managing partner, Mr. Berkowitz.

            (c) There were no transaction in the Common Stock effected by the reporting persons during the past 60 days, except that on September 13, 1995, the Partnership sold 1,500 shares of Common Stock for a purchase price of $9.00 per share in a private transaction.

            (d) Not applicable.

            (e) Not applicable.

Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby supplemented by the addition of the following:

            1.  Joint Acquisition Statement, dated as of September 20, 1995.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1995

                                    HPB ASSOCIATES, L.P.


                                    By: /s/ Howard P. Berkowitz
                                        Howard P. Berkowitz,
                                        Managing Partner


                                        /s/ Howard P. Berkowitz
                                        Howard P. Berkowitz


                                        /s/ Harold Blumenstein
                                        Harold Blumenstein


                                        /s/ James Grosfeld
                                        James Grosfeld


                                        /s/ Richard Ravitch
                                        Richard Ravitch


                                        /s/ Cliff Greenberg
                                        Cliff Greenberg


                                        /s/ David Sachs
                                        David Sachs


                                        /s/ Jonathan Vannini
                                        Jonathan Vannini


                                        /s/ Carl Bennett
                                        Carl Bennett